October 20, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Vera Bradley, Inc.—Registration Statement No. 333-167934

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby reiterate that we join in the pending request of Vera Bradley, Inc. that the effective date of such Registration Statement be accelerated so as to become effective at 4:00 P.M. (Eastern time) today or as soon thereafter as practicable. We are aware of our obligations under the Act.

Pursuant to Rule 460 under the Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated October 7, 2010 (the “Preliminary Prospectus”) commenced October 7, 2010 and is continuing. At least eight thousand eight hundred and seventy-nine (8,879) copies of the Preliminary Prospectus have been distributed through October 19, 2010 to prospective underwriters, dealers, institutional investors, individual investors and others.

In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the Commission’s Release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED PIPER JAFFRAY & CO. WELLS FARGO SECURITIES, LLC KEYBANC CAPITAL MARKETS INC. LAZARD CAPITAL MARKETS LLC,

By:	ROBERT W. BAIRD & CO. INCORPORATED,
as Representative of the Several Underwriters
Listed Above

By:	/s/ Gary Placek
Gary Placek
Syndicate Director